                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                     Wandel & Goltermann Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    193369210
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Rolf Schmid
                    Managing Director-Finance and Controlling
                   Wandel & Goltermann Management Holding GmbH
                                Box 1262, D-72795
                    Eningen u.A., Federal Republic of Germany
                          Tel No.: 011 49 7121 86-1708
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 January 9, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                                                   SCHEDULE 13D

------------------------                                                                -------------------------------------
CUSIP NO.  193369210                                                                      PAGE    2     OF    6    PAGES
------------------------                                                                -------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WANDEL & GOLTERMANN MANAGEMENT HOLDING GMBH
-----------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (A) [ ]
                                                                                                                    (B) [ ]

-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            WC OR 00 OR BK
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            FEDERAL REPUBLIC OF GERMANY
-----------------------------------------------------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

                                        3,285,600
         NUMBER OF          -------------------------------------------------------------------------------------------------
          SHARES
        BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH             -------------------------------------------------------------------------------------------------
         REPORTING            9         SOLE DISPOSITIVE POWER
          PERSON
           WITH                         3,285,600
                            -------------------------------------------------------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,285,600

-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            62.5%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            00
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  193369210                                    PAGE   3   OF   6  PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Wandel & Goltermann Technologies, Inc. (the "Issuer"). Items 3, 4 and 7 of the Schedule 13D filed by Wandel & Goltermann Management Holding GmbH ("WG Holding" or the "Reporting Person"), as previously amended, are further amended as set forth below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change except for the addition of the following as a new third paragraph of Item 3:

                  The responses to Item 4 are incorporated herein by this reference. All funds needed by the Reporting Person to acquire all of the shares of the Issuer not owned by the Reporting Person if the transaction contemplated by the Proposal (as defined in the response to Item 4 hereof) is consummated will be obtained from the Reporting Person's working capital and from advances under existing credit facilities of the Reporting Person with a syndicate of banks for which Commerzbank AG, Frankfurt, Germany, serves as agent bank.

ITEM 4.  PURPOSE OF THE TRANSACTION

         No change except for the deletion and replacement of the third paragraph of Item 4 with the following two paragraphs:

                  On November 18, 1997, the Reporting Person advised the Board of Directors of the Issuer that it was considering pursuing various strategic transactions, certain of which might involve or affect the Issuer. Although the Reporting Person had not at that time made any definitive proposal to the Issuer, among the alternatives then under consideration by the Reporting Person were (i) a merger of the Issuer with one or more affiliates of the Reporting Person or (ii) a transaction in which the Reporting Person would acquire all of the shares of the Issuer not owned by the Reporting Person. Thereafter the Board of Directors of the Issuer formed a special committee of its independent directors to consider and review any such proposal that might be made by the Reporting Person (the "Special Committee").

                  On January 9, 1998, the Reporting Person delivered a letter (the "Proposal") to the Special Committee of the Board of Directors of the Issuer proposing to enter into an agreement and plan of merger with the Issuer pursuant to which (i) a newly-formed, wholly-owned subsidiary of the Reporting Person ("Merger Corp.") would merge with and into the Issuer and (ii) all holders of shares of the Common Stock other than the Reporting Person would be entitled to receive $13.00 in cash in exchange for each outstanding share of Common Stock held by them at the effective time of the merger (subject, however, to any exercise of dissenter's rights pursuant to the North Carolina Business Corporation Act). The Proposal states that the consummation of the proposed merger would be subject to, among other things: (a) the recommendation of the Special Committee to the Board of Directors of the Issuer to proceed with such transaction; (b) the approval of the Board of Directors of the Issuer of the proposed merger; (c) the Issuer, Merger Corp. and the Reporting Person entering into an agreement and plan of merger in form and substance satisfactory to each such party; and (d) the approval of such agreement and plan of

CUSIP No.  193369210                                    PAGE   4   OF  6  PAGES


         merger by the holders of the majority of the outstanding shares of Common Stock (which approval, in light of the Reporting Person's ownership of in excess of a majority of the outstanding shares of Common Stock, would be assured).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibit is filed as part of this Schedule 13D:

                  Exhibit 2 - Letter dated December 9, 1997 from Wandel & Goltermann Management Holding GmbH to the Special Committee of the Board of Directors of Wandel & Goltermann Technologies, Inc.

CUSIP No.  193369210                                    PAGE   5   OF  6   PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 9, 1998               WANDEL & GOLTERMANN MANAGEMENT
        ------------------               HOLDING GMBH



                                         By: /s/ Rolf Schmid
                                             ----------------------------------
                                             Rolf Schmid, Managing Director and
                                             Chief Financial Officer

CUSIP No.  193369210                                    PAGE   6   OF  6  PAGES

                                                       EXHIBIT 2 TO SCHEDULE 13D

           [Letterhead of Wandel & Goltermann Management Holding GmbH]

                                                Eningen, 09. January 1998 GZ-nam

Mr. Sidney Topol
33 Commonwealth Avenue
USA-Boston, MA  02116     Fax:  001 617 267 3737

Mr. Richard Pospisil
16530 Steven Canyon Road
USA-Cupertino, CA  95014  Fax:  001 408 867 2237

RE: PROPOSAL TO ACQUIRE 100% OF THE COMMON STOCK OF WANDEL & GOLTERMANN TECHNOLOGIES, INC. TO THE MEMBERS OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF WANDEL & GOLTERMANN TECHNOLOGIES, INC.

Gentlemen,

Wandel & Goltermann Management Holding GmbH ("WG Holding") hereby proposes to enter into an agreement and plan of merger with Wandel & Goltermann Technologies, Inc. ("WGTI") pursuant to which (i) a newly-formed, wholly-owned subsidiary of WG Holding ("Merger Corp.") would merge with and into WGTI and
(ii) all holders of shares of the common stock, par value $.01 per share, of WGTI other than WG Holding would be entitled to receive $13.00 in cash in exchange for each outstanding share of WGTI common stock held by them at the effective time of the merger (subject, however, to any exercise of dissenter's rights pursuant to the North Carolina Business Corporation Act). Among other things, consummation of the proposed merger would be subject to: (i) the Special Committee's recommendation to the WGTI Board of Directors to proceed with such transaction; (ii) the WGTI Board's approval of the proposed merger; (iii) WGTI, Merger Corp. and WG Holding entering into an agreement and plan of merger in form and substance satisfactory to each such party; and (iv) the approval of such agreement and plan of merger by the holders of a majority of the outstanding shares of WGTI common stock.

WG Holding believes that the proposed merger is in the best interest of WGTI and all of its shareholders. Recognizing that WG Holding intends to maintain its controlling equity interest in WGTI and would not be in favor of a sale of WGTI or its assets to a third party, the proposed merger provides the WGTI minority shareholders an opportunity for liquidity at a valuation that is at a substantial premium to the market price for the WGTI shares immediately prior to the November 19, 1997 press release announcing the possibility of this proposal.

WG Holding hereby respectfully requests that the Special Committee, in accordance with the resolutions adopted by the Board of Directors of WGTI on November 18, 1997, review, evaluate and make a recommendation to the WGTI Board with respect to this proposal. We expect to provide the Special Committee with a form of agreement and plan of merger with respect to this proposal during the next week to ten days. In the meantime, should you have any questions regarding the proposal or other matters addressed by this letter, please don't hesitate to contact the undersigned, Albrecht Wandel or our counsel, Alan Leet.


Sincerely,


/s/ Peter Wagner                                   /s/ Rolf Schmid
----------------                                  ----------------
Peter Wagner                                      Rolf Schmid

cc:  Members of the Board of Directors of Wandel & Goltermann Technologies, Inc.